

June 27, 2012

By Email

Craig Olinger
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington D.C. 20549

Re: Meritage Homes Corporation
        File #1-9977

Ladies and Gentlemen:

On behalf of Meritage Homes Corporation (the "Company"), we respectfully request the Securities and Exchange Commission (the "Commission") to waive the disclosure requirements called for by Rule 4-08(g) of Regulation S-X for the Company's previously filed 2011 Form 10-K and first quarter 2012 Form 10-Q. The unique circumstances giving rise to the Company's request are described below.

Background

On May 11, 2012, the Company filed a registration statement on Form S-4 relating to its offer to exchange $300,000,000 of 7% Senior Notes due 2022 and the full and unconditional, joint and several guarantees thereof by all of the Company's existing subsidiaries (other than the Company's unrestricted subsidiaries) that have been registered under the Securities Act of 1933 for any and all of the Company's outstanding $300,000,000 of 7% Senior Notes due 2022 and the full and unconditional, joint and several guarantees thereof by all of the Company's existing subsidiaries (other than the Company's unrestricted subsidiaries) that have not been registered under the Securities Act of 1933.

In connection with this filing, the staff of Securities and Exchange Commission (the "Staff") reviewed the Form S-4 as well as the Company's Form 10-K for the fiscal year ended December 31, 2011. The Company received a second round of comments from the Staff on June 20, 2012 and responded to those comments today.

In the June 20, 2012 Staff comment letter, the Staff questioned the Company's lack of inclusion of the disclosures required by Rule 4-08(g) of Regulation S-X for the Company's equity method investees. In this regard, the Staff instructed the Company to amend its fiscal year 2011 Form 10-K and first quarter 2012 Form 10-Q to provide the Rule 4-08(g) disclosures. For your convenience, we are attaching a copy of the Staff's comment at Exhibit A to this letter. We discussed with the Staff on June 22, 2012 the Company's reasons for not including the Rule 4-08(g) information in the Company's 2011 and 2012 periodic reports, which as discussed in more detail below, include that the Company had concluded that this information was immaterial and confusing to investors. Following our discussions with the Staff, the Company has determined that it will include footnote information containing the summarized condensed financial information for our joint ventures that are accounted for using the equity method as required under Rule 4-08(g) of Regulation S-X in future filings, commencing with the Company's second quarter 2012 Form 10-Q. For the reasons discussed below, the Company continues to believe that the omission of this footnote information from its 2011 Form 10-K and first quarter 2012 Form 10-Q is not a material omission and respectfully requests the Staff grant a waiver from including this information through an amendment of these filings. To reiterate, the Company intends to include this summarized condensed financial information for our joint ventures as required by Rule 4-08(g) in future filings commencing with its second quarter 2012 Form 10-Q.

Analysis

The Company acknowledges the Staff's conclusion that for fiscal years 2011 and 2010, at least one of the equity method investees met the 10% threshold of Rule 4-08(g) of Regulation S-X at the aggregate level. However, based on the guidance of the Staff's Accounting Bulletin Topic 1 M – Materiality (the "Bulletin"), the Company also viewed related quantitative and qualitative factors and concluded that the information called for by 4-08(g) was immaterial. The Company's decision was based on the Bulletin's conclusions that an item is "material if there is a substantial likelihood that a reasonable person would consider it important" and that "one views the facts in the context of surrounding circumstances" or "total mix of information" and that the "FASB has long emphasized that materiality cannot be reduced to a numerical formula". Our decision considered the following factors:

- The Company's investment in its equity method investees is separately disclosed on the face of its balance sheets.

- The Company's income from its equity method investees is separately disclosed on the face of the statements of operations. The source of such income is also discussed in Note 1 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

- With the wind-down of the Company's largest equity investment in the fourth quarter of 2010, the total combined assets of its unconsolidated entities dropped from $525.7 million as of December 31, 2009 to $56.0 million as of December 31, 2010 and was $53.2 million and $52.5 million as of December 31, 2011 and

March 31, 2012, respectively. As is evident from the significant decline in investee assets, such ventures were historically more significant to the Company's operation, but in recent years, such ventures have become immaterial, dropping to approximately 10% of their former aggregate asset size. When reviewed in context of the Company's $1.2 billion of total assets as of December 31, 2011, disclosing such information seemed to place undue weight on the Company's unconsolidated entities and in fact generated questions from our investors regarding what prompted the Company to continue to provide such immaterial information. Specifically, certain investors were confused between the differences in the information reported in the equity investment footnote and the information reported in the Company's consolidated financial statements (e.g., for land acquisition joint ventures that suffered severe impairments during the real estate downturn of 2007-2011, the Company often impaired its investment in the joint venture in periods prior to the time the underlying assets were reflected as impaired in the joint venture's financial statements provided to the Company (which statements served as the foundation for compiling the data used for the Rule 4-08(g) disclosures in prior years)). The Company diligently included detailed footnotes to explain these differences, but many investors remained confused. Since the Company's exclusion of the aggregate financial information about its unconsolidated entities, the Company has not received questions from its investors or analysts regarding these investments, and the Company does not discuss such operations or balances in its earnings calls or other external presentations.

- Information regarding the Company's repayment and completion guarantees as well as surety bonds related to unconsolidated entities is all provided in Note 1 to the Company's financial statements included in its Annual Report on Form 10-K the fiscal year ended December 31, 2011. The Company believes such information provides investors with the necessary and relevant information with which to evaluate and understand its unconsolidated entities operations and potential risk exposure. We do not believe aggregate combined financial statement information about the Company's equity investments provides any additional meaningful detail, particularly as their operations are ancillary to the Company's core business.

- During 2011 and 2012, the Company's remaining joint ventures are engaged primarily in businesses that are ancilliary to the Company's core business of homebuilding (e.g., mortgage brokerage relationships and title processing services). Moreover, particularly during 2011, the combined condensed summarized financial information of the Company's joint venture investments was confusing to our investors because certain joint ventures that had previously held significant assets (e.g., land acquisition joint ventures), had little or no revenue or operations; whereas other financial services joint ventures (e.g., mortgage brokerage and title processing), hold very few assets but generate comparatively higher levels of revenue and operations. Since 2011, the Company's joint venture investments have only about $20 million of debt and are therefore not highly leveraged. As is noted in Note 1 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, except for one obligation of less than $400,000, there is no recourse to the Company for any of its investees' debt obligations.

Viewing all available facts, the Company concluded that the economic downturn resulted in an anomaly to its pre-tax earnings/losses for the fiscal year ended December 31, 2011 that caused one of the Rule 4-08(g) tests (the income test) to be slightly exceeded by one equity method investee (10% earnings threshold of $2.04 million as compared to income from the largest investee of $2.88 million), even though the other two tests (the assets and investment tests) were <u>significantly</u> below the Rule 4-08(g) thresholds (10% of Company assets equaled $122.14 million as compared to aggregate investment balance of $11.09 million recorded on our balance sheet and our aggregate proportionate share of all investee assets of $18.41 million). The Company notes that before the economic downturn commenced in 2007, the Company's normalized annual pre-tax income exceeded $50 million every year from 2000 through 2006 with an average pre-tax income in excess of $200 million during this period. The Company anticipates similar results in future periods as the economy and homebuilding industry begin to re-stabilize. Since 2011, the Company believes that its equity method investments are inconsequential when viewed on measures of revenue, investment and asset proportional values.

The Company intends to include the disclosures in future filings beginning with its Quarterly Report on Form 10-Q for the period ended June 30, 2012. As the disclosures affect only one financial statement footnote and will not impact any other portion of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 or Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, the Company respectfully requests that it be permitted to adopt this change prospectively versus restating previously filed periodic reports.

The Company believes that granting the waiver from amending the Company's 2011 Form 10-K and first quarter 2012 Form 10-Q would be in the public interest and consistent with investor protection for the reasons discussed above. In addition, the Company respectfully asks the Staff to consider that the most important information about our equity method joint venture investments is disclosed on the face of the financial statements as well as in the footnotes. In the Company's view, this information includes our Investments in unconsolidated entities (included on the face of the balance sheet), our Earnings from unconsolidated entities (included on the face of the statement of operations), and the Company's exposure to the debt and guarantee obligations of our joint venture investments (disclosed in Note 1 to our financial statements). The Company acknowledges incremental condensed consolidated financial information for its limited pool of joint ventures is not included in its footnotes as contemplated by Rule 4-08(g), but respectfully requests the Staff to waive the requirement to amend its reports as the Company's believes in the light of the factors discussed above that such omission is not material.

15332870

We have discussed this matter with our independent registered accounting firm, and acknowledging the absent Rule 4-08(g) requirement, our auditors have informed us that they do not view this missing disclosure as a material omission.

Should the Staff have any questions or comments after reviewing this letter, we would appreciate an opportunity to discuss these comments or questions with the Staff. If the Staff's initial conclusion is to require the Company to amend its 2011 Form 10-K and first quarter 2012 Form 10-Q, we would appreciate the opportunity to discuss that conclusion with the Staff prior to its final determination. Please do not hesitate to contact me at 480.515.8003 or mobile phone at 602.738.8400 or email at larry.seay@meritagehomes.com with any questions, or if you wish to discuss the above response.

[Signature page follows]

Very truly yours,



Larry W. Seay
Senior Vice President and Chief Financial Officer

cc: Jeffrey Beck, Snell & Wilmer L.L.P.

[Signature page to 4-08(g) Waiver Letter]

EXHIBIT A

Comment #7 from the Staff's June 20, 2012 Letter

We note your response to comment 22 in our letter dated June 1, 2012, along with the significance test computations. While there appear to be a few computational inconsistencies with the guidance in Article 1-02(w) of Regulation S-X for the income test and you did not provide the asset test for purposes of Article 4-08(g) of Regulation S-X, it is clear that significance has been met at the 10% threshold at the aggregate level and at least one equity method investee for fiscal years 2011 and 2010. As such, inclusion of the disclosure required by Article 4-08(g) of Regulation S-X for all of your equity method investees is required for all periods presented. Please amend your fiscal year 2011 Form 10-K to provide the required disclosures in your audited footnotes. Please also consider whether the significance tests have been met for the first quarter of fiscal year 2012 and amend the corresponding Form 10-Q in the event that the requirements in Article 10-01(b)(1) of Regulation S-X have been met. If you do not believe an amendment is required to provide the financial information for your equity method investees, please provide us with your computations of the required significance tests prepared in accordance with Article 1-02(w) of Regulation S-X.

We remind you that when you file your amended fiscal year 2011 Form 10-K and Form 10-Q, if applicable, you should appropriately address the following:

- If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

- Please tell us when you will file your amended and restated Form 10-K and Form 10-Q. We remind you that when you file your amended Form 10-K and Form 10-Q you should appropriately address the following:

  o An explanatory paragraph at the beginning of the document explaining why you are amending the document;

  o An explanatory paragraph in the reissued audit opinion and/or consideration of the guidance in AU Section 390 and paragraphs .05-.09 in AU Section 561 regarding the impact this excluded disclosure has to their report date;

  o Updated Item 9A disclosures in your Form 10-K and Item 4 disclosures in your Form 10-Q should include the following:

    ▪ A discussion of the amendment and restated footnote along with the facts and circumstances surrounding it;

    ▪ How the amendment and restated footnotes impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures and internal control over financial reporting;

    ▪ Changes to internal control over financial reporting; and

- Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future material deficiencies and misstatements of a similar nature.

  Refer to Items 307 and 308 of Regulation S-K.

- Updated reports from management and your independent auditors regarding your internal control over financial reporting.

- Include all updated certifications that refer to the amended filings.